UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 MASCOTECH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   574670 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Jonathan A. Schaffzin, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street,
                               New York, NY 10005
                                 (212) 701-3000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 15, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------------------------------------------------------


CUSIP No. 574670 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL ASSOCIATES L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) /X/
                                                             (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         17,527,522*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            17,527,522*
                               -------------------------------------------------

                                10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   17,527,522*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                        / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      41.9%

              (subject to increase based on holders of outstanding
                    restricted stock of MascoTech electing to
                   receive cash in lieu of restricted stock in
                      accordance with the restricted stock
                                incentive plans)
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                         00 (Limited Liability Company)

--------------------------------------------------------------------------------

----------

* By virtue of being the general partner of each of the other Reporting Persons filing this Schedule 13D.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------


CUSIP No. 574670 10 5
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (FF), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                              (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                          / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         194,204*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            194,204*

                               -------------------------------------------------
                                 10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    194,204*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           / /

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.5%

              (subject to increase based on holders of outstanding
                    restricted stock of MascoTech electing to
                   receive cash in lieu of restricted stock in
                      accordance with the restricted stock
                                incentive plans)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)

--------------------------------------------------------------------------------

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (E1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                  (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                              / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         329,821*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            329,821*

                               -------------------------------------------------
                                 10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    329,821*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.8%

              (subject to increase based on holders of outstanding
                    restricted stock of MascoTech electing to
                   receive cash in lieu of restricted stock in
                      accordance with the restricted stock
                                incentive plans)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------


----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (K1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) /X/
                                                                  (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                         / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         153,510*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            153,510*

                               -------------------------------------------------
                                 10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    153,510*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.4%

              (subject to increase based on holders of outstanding
                    restricted stock of MascoTech electing to
                   receive cash in lieu of restricted stock in
                      accordance with the restricted stock
                                incentive plans)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS (C1), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                 (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                           / /

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         153,510*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            153,510*

                               -------------------------------------------------
                                 10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    153,510*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                           / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0.4%

              (subject to increase based on holders of outstanding
                    restricted stock of MascoTech electing to
                   receive cash in lieu of restricted stock in
                      accordance with the restricted stock
                                incentive plans)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)
--------------------------------------------------------------------------------

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No. 574670 10 5


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         HEARTLAND INDUSTRIAL PARTNERS, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                 (b) / /

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                                       AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                / /


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States (Delaware)
--------------------------------------------------------------------------------

                                 7          SOLE VOTING POWER
          NUMBER OF                         16,696,477*
          SHARES
                               -------------------------------------------------
          BENEFICIALLY           8          SHARED VOTING POWER
          OWNED BY                          None
          EACH
          REPORTING
                               -------------------------------------------------
          PERSON WITH            9          SOLE DISPOSITIVE POWER
                                            16,696,477*

                                ------------------------------------------------
                                 10 SHARED DISPOSITIVE POWER
                                            None

--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   16,696,477*

--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            / /


--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      39.9%

              (subject to increase based on holders of outstanding
                    restricted stock of MascoTech electing to
                   receive cash in lieu of restricted stock in
                      accordance with the restricted stock
                                incentive plans)

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                            00 (Limited Partnership)

----------

* Exercised by the Reporting Person's general partner, Heartland Industrial Associates L.L.C.

     The information contained in this Amendment No. 1 supplements and amends the information contained in the following Items of Schedule 13D filed by the Reporting Heartland Entities (as defined below) relating to the Common Stock, par value $1.00 per share of MascoTech, Inc., a Delaware corporation ("MascoTech").


     This Statement is being filed jointly on behalf of Heartland Industrial Associates L.L.C., a Delaware limited liability company ("HIA"), Heartland Industrial Partners (FF), L.P., a Delaware limited partnership ("HIPFF"), Heartland Industrial Partners (E1), L.P., a Delaware limited partnership ("HIPE1"), Heartland Industrial Partners (K1), L.P., a Delaware limited partnership ("HIPK1"), Heartland Industrial Partners (C1), L.P., a Delaware limited partnership ("HIPC1"), and Heartland Industrial Partners, L.P., a Delaware limited partnership ("HIP" and, collectively with HIA, HIPFF, HIPE1, HIPK1 and HIPC1, the "Reporting Heartland Entities").

Item 2.  Identity and Background.

     HIA is the general partner of each of the Reporting Heartland Entities. David A. Stockman is the managing member of HIA. With respect to HIP matters unrelated to the disposition or voting of the shares of common stock of MascoTech, Mr. Stockman shares with the other members of HIA and the other senior managing directors of HIP certain authority.

     The principal business and office address of each of the Reporting Heartland Entities and David A. Stockman is 55 Railroad Avenue, Greenwich, CT 06830.

     The principal business of each of the Reporting Heartland Entities is to focus on investments in industrial companies. David A. Stockman's principal occupation is Senior Managing Director of HIP.

     During the last five years, none of the Reporting Heartland Entities or David A. Stockman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Prior to the recapitalization referred to in Item 4 below, the limited partners, general partner and members, as applicable, of each of the Reporting Heartland Entities contributed an aggregate of $207,215,141.90 to the Reporting Heartland Entities, which contributed such amount to Riverside Acquisition Corporation in exchange for an aggregate of 12,261,251 shares of common stock of Riverside Acquisition Corporation. In connection with such recapitalization, Riverside Acquisition Corporation merged with and into MascoTech, with MascoTech surviving the merger and each share of Riverside Acquisition Corporation converting into one share of common stock of MascoTech. As a result of such merger, the Reporting Heartland Entities acquired an aggregate of 12,261,251 shares of common stock of MascoTech.

     Prior to the Simpson merger referred to in Item 4 below, the limited partners, general partners and members, as applicable, of each of the Reporting Heartland Entities contributed an aggregate of $89,000,030.65 to the Reporting Heartland Entities, which contributed such amount to MascoTech in exchange for an aggregate of 5,266,271 shares of common stock of MascoTech.

Item 4.  Purpose of the Transaction.

     The Reporting Heartland Entities acquired common stock of MascoTech in connection with the recapitalization of MascoTech consummated on November 28, 2000 pursuant to the Recapitalization Agreement dated as of August 1, 2000, as amended, between MascoTech, Inc. and Riverside Acquisition Corporation, an affiliate of the Reporting Heartland Entities. The recapitalization, the Recapitalization Agreement and the transactions contemplated thereby are more fully described in MascoTech's Statement on Schedule 13E-3 and Definitive Proxy Statement on Schedule 14A, each previously filed with the Securities and Exchange Commission on October 26, 2000 and incorporated by reference into this
Item 4.

     The Reporting Heartland Entities consummated the recapitalization in order to acquire control of MascoTech and, thereafter, to seek to cause MascoTech, together with other industrial companies to be acquired by HIP and its affiliates in the future, to form full-service providers of engineered metal products for automotive and industrial customers. The investments by the Reporting Heartland Entities in MascoTech are in furtherance of HIP's and its affiliates' strategy to buy, build and grow industrial companies in sectors that are attractive for consolidation and long-term growth.

     On December 15, 2000, the Reporting Heartland acquired common stock of MascoTech in connection with the merger (the "Simpson merger") of a subsidiary of MascoTech with and into Simpson Industries, Inc. ("Simpson") pursuant to a merger agreement among Simmer Acquisition Company LLC ("SACLLC"), an entity controlled by HIP, Simmer Acquisition Corporation ("SAC"), a wholly owned subsidiary of SACLLC, and Simpson. Prior to such merger, SACLLC transferred the common stock of SAC to a wholly owned subsidiary of MascoTech. The Heartland Reporting Entities provided a portion of the equity financing to MascoTech in exchange for additional shares of common stock of MascoTech in order to consummate such merger.

     The Heartland Reporting Entities intend to review from time to time MascoTech's business affairs and financial position. Based on such evaluation and review, the Heartland Reporting Entities may consider from time to time various strategic alternatives. Subject to the Shareholders Agreement (as described in Item 6), such actions may include, among other things, the acquisition of additional shares of common stock through the exercise of preemptive rights or in connection with providing additional equity financing.

Item 5.  Interest in Securities in MascoTech, Inc.


     (a)-(c) At the close of business on December 15, 2000 and after the consummation of the Simpson merger described in Items 3 and 4, the Reporting Heartland Entities beneficially owned (and have sole power to vote and sole power to dispose of) an aggregate of 17,527,522 shares of common stock, representing approximately 41.9% of the outstanding common stock. David A. Stockman and the other members of HIA may be deemed to be the beneficial owner of the securities held by the Reporting Heartland Entities. David A. Stockman and such members disclaim such beneficial ownership. The ownership of each of the Reporting Heartland Entities is set forth in the following table:

                                                     Shares of
           Shareholder                             Common Stock                              Percent
           -----------                             ------------                              -------

Heartland Industrial Associates
L.L.C.                                              17,527,522                               41.9*

----------

*    By virtue of being the general partner of each of the other Reporting
     Persons filing this Schedule 13D.

                                  Page 9 of 11

                                                     Shares of
           Shareholder                             Common Stock                              Percent
           -----------                             ------------                              -------


Heartland Industrial Partners (FF),
L.P.                                                  194,204                                  0.5
Heartland Industrial Partners
(E1), L.P.                                            329,821                                  0.8
Heartland Industrial Partners
(K1), L.P.                                            153,510                                  0.4
Heartland Industrial Partners
(C1), L.P.                                            153,510                                  0.4
Heartland Industrial Partners,
L.P.                                                16,696,477                                 39.9

     The foregoing percentages are based on 41,839,672 shares of common stock of MascoTech outstanding on December 15, 2000 immediately following the Simpson merger, assuming vesting of all restricted stock awards of MascoTech. The foregoing percentages are subject to increase based on holders of outstanding restricted stock of MascoTech electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans.

     By virtue of the Shareholders Agreement described in Item 6 hereto, the Reporting Heartland Entities may be deemed to be a group with all of the shareholders that are a party to such agreement. As of December 15, 2000, the shareholders party to the Shareholders Agreement beneficially owned 37,830,422 shares of common stock of MascoTech, representing approximately 90.4% of the outstanding common stock of MascoTech. The Heartland Reporting Entities disclaim such beneficial ownership.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of MascoTech.

     The Shareholders Agreement described on the original Schedule 13D for the Heartland Reporting Entities remains in effect and has not in any way been amended, except that Graham Partners Investments, L.P., Graham Partners Investments (A), L.P. and Graham Partners Investments (B) L.P. have joined the shareholders agreement pursuant to a joinder agreement dated December 15, 2000.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2000


                               Heartland Industrial Associates L.L.C.

                               Heartland Industrial Partners (FF), L.P.,

                               Heartland Industrial Partners (E1), L.P.,

                               Heartland Industrial Partners (K1), L.P.,

                               Heartland Industrial Partners (C1), L.P.,

                               Heartland Industrial Partners, L.P.


                               By:     /s/David A. Stockman
                                       ---------------------
                                       David A. Stockman



                                 Page 11 of 11